Filed by: Harris Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

February 6, 2015	EXTERNAL FAQs

Harris – Exelis Acquisition Announcement

External FAQs

Q:	When did you announce the agreement?

A:	February 6, 2015

Q:	When do you expect it to close?

A:	June 2015

Q:	What will the name of the combined company be?

A:	Harris Corporation

Q:	How many employees do Harris and Exelis have?

A:	Harris has approximately 13,000, including 6,000 engineers and scientists. Exelis has about 10,000, including more than 3,000 engineers and scientists.

Q:	Where are the two companies located?

A:	Harris is headquartered in Florida and has locations around the world, primarily Florida, New York, Virginia/Washington, D.C., Houston and Scotland. Exelis is headquartered in Virginia, with primary facilities in Virginia/Maryland, New York, New Jersey, California, Colorado and Indiana.

Q:	What markets and customers do Harris and Exelis serve?

A:	Harris and Exelis both serve government and commercial markets around the globe. Harris currently supports customers in 125 countries, and Exelis about 60 countries. The combined company will focus on mission-critical communications, information and analytics solutions for virtually every U.S. government agency as well as other government and commercial customers around the world.

Q:	How are Harris’ and Exelis’ capabilities similar and how are they different?

A:	Harris and Exelis have strong franchises in space, weather, air traffic management, defense communications and national intelligence. With Exelis, we gain expertise and complement each other in electronic warfare and value added services in our core franchises.

Q:	Why did Harris decide to acquire Exelis?

A:	The acquisition will transform Harris by creating a larger, more balanced business portfolio of complementary technologies and offerings for global government and commercial customers. This combination significantly enhances Harris’ position as a leading provider of mission-critical solutions across the space, weather, air traffic management, and tactical communications domains, while expanding our channels and product offerings to a global customer base. It also generates significant synergies that accelerate our ability to deliver new, high-value products, systems and services while driving down our customers’ costs.

Q:	How does the acquisition better position Harris in the marketplace?

A:	Combining the companies’ highly complementary core franchises will create a competitively stronger company with much greater scale, government market presence and international channels. This accelerates Harris’ strategy to deliver innovative solutions across a broad range of markets and customers, and provides a platform for long-term growth.

Q:	How does the acquisition benefit customers?

A:	Our customers will benefit by partnering with a stronger company that has greater capabilities and resources, invests heavily in technology innovation, and is committed to delivering solutions that will help drive down their program costs over time.

Visit the media portion of the Harris website for further information.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Harris - Exelis Acquisition Announcement        2